BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF JULY 31, 2006

                     On July 31, 2006, at 2:30 p.m, the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., met at the company’s head office, under the chairmanship of Dr. Olavo Egydio Setubal for the purpose of being notified of the activities of the Disclosure and Insider Trading Committee and the Audit Committee, as well as examining the financial statements for the period from January to June of 2006, on which the Fiscal Council has already opined favorably pursuant to article 163, VI of Law 6,404/76.

                     Opening the meeting’s agenda, the Director Dr. Roberto Teixeira da Costa apprised the other board directors present of the principal matters discussed at the meeting of the Disclosure and Insider Trading Committee held on July 27 2006.

                     Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the first half of 2006.

                     Subsequently, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the financial statements for the semester ending June 30 2006, receiving unqualified opinions from both the Fiscal Council and the Independent Auditors.

                     After analysis of the said documentation, the Directors concluded as to the accuracy of all the documents examined unanimously approving them and authorizing their disclosure through release to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (The United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

                     With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, July 31, 2006. (signed) Olavo Egydio Setubal — Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal — Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer